June 4, 2021

John Cannarella
Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:
PEDEVCO CORP
Form 10-K for the Fiscal Year ended December 31, 2020
Filed March 23, 2021
File No. 001-35922

Ladies and Gentlemen:

Set forth below are the responses of PEDEVCO CORP. (the “Company,” “PEDEVCO,” “we,” “us” or “our”), to comments received from the staff of the division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 20, 2021, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.

Financial Statements

Note 6 - Oil and Gas Properties, page 84

1.
We note that you filed a current report on February 1, 2021 to explain that you expected to recognize an impairment charge in the fourth quarter of 2020, ranging from $73.6 million to $85.9 million, based on 60% to 70% of the estimated discounted value of your reserves as of the end of the preceding fiscal year, which you indicated was $122.7 million. However, you have reported an impairment charge of just $19.3 million for 2020. Tell us how your view of the need for impairment was established on the date of issuing the press release mentioned above, and how your view evolved from that point until filing your report on March 23, 2021. Please describe all of the key underlying assumptions, and explain how they changed during this period.

RESPONSE:

We acknowledge the Staff’s comment. When providing the disclosure in the Current Report on Form 8-K filed on February 1, 2021 (the “Form 8-K”), PEDEVCO was primarily intending to convey and quantify an expected decrease in PV-10, rather than the actual dollar amount of an impairment charge.

In the Form 8-K, PEDEVCO stated:

“Based on preliminary assessments applying Securities and Exchange Commission (SEC) mandated pricing and reserves methodologies, the Company believes that, due primarily to the material decrease in oil and gas pricing in 2020, coupled with the Company’s cessation of development in 2020 due to such low pricing, the Company will be required to take a one-time oil and gas asset impairment charge in the range of 60% to 70% of the estimated discounted value of its reserves (PV-10) as calculated the year prior as of December 31, 2019, which was $122.7 million. .. . . [T]he Company notes that it is not reducing the magnitude of oil and gas reserves it holds – rather, only the year-end value as calculated in accordance with SEC-mandated pricing and reserves methodologies…”

Accordingly, PEDEVCO was primarily intending to convey that it would report a PV-10 as of December 31, 2020 at approximately 60% to 70% of the PV-10 of $122.7 million reported as of December 31, 2019, rather than any particular dollar amount of an impairment charge.

Ultimately, PEDEVCO reported a PV-10 of $58.2 million, which is calculated as approximately 47% of the PV-10 reported as of December 31, 2019, and an impairment charge of $19.3 million. As stated in the Form 8-K, the Company noted that the estimate was preliminary and the final amounts would be reported in its Form 10-K.

The difference between the preliminary estimate and the final reduction in PV-10 (as well as the difference in the actual amount of the impairment charge) was as a result of variables for which PEDEVCO was unable to determine with reasonable certainty until the final reserve report was completed. These variables included undiscounted cash flows, PV-10 discounted cash flows, and depreciation, depletion, and amortization (“DD&A”), and the corresponding carrying amount of oil and gas properties. Once the final reserve report was provided, PEDEVCO used the reserve report to determine the DD&A amount for its oil and gas properties at December 31, 2020. The calculated DD&A amount was then applied as a reduction to the carrying value of PEDEVCO’s oil and gas properties. The net carrying value was then compared to the undiscounted cash flows value per the reserve report to determine if an impairment expense was necessary. The undiscounted net cash flows for our New Mexico properties exceeded the carrying value of those assets; therefore, no impairment was deemed necessary. However, the undiscounted net cash flows, per the reserve report, for our Colorado properties were less than the carrying value of those assets, and an impairment expense was deemed necessary. The corresponding impairment charge was calculated based on the PV-10 amount less the net carrying value of the assets.

If PEDEVCO makes a similar disclosure in the future, it will expand its disclosure to include assumptions about underlying variables.

2.
Please submit for review the development plans that you had adopted for the proved reserves as of December 31, 2020, including the development projections and details concerning the availability of capital relative to your development plans, as provided to your auditor and referenced in the report on page 75, as well as the evidence demonstrating your financial backing and development success, as provided to your third party engineer and referenced in the report at Exhibit 99.1.

Please clarify as appropriate how you have established a reasonable expectation that financing will be available to develop all of the proved reserves that you booked in 2018 by 2023, as required under Rule 4-10(a)(26) of Regulation S-X, considering the estimated future development costs of $141 million reported on page 97, budgeted capital expenditures for 2021 of $28.2 million reported on page 14, and the remaining $112.8 million in capital expenditures required during 2022 and 2023.

Given the definition of reasonable certainty in Rule 4-10(a)(24) of Regulation S-X, tell us the probability that you would assign to the likelihood of obtaining the needed financing and proceeding with development as scheduled, and explain how you have considered your five-year cumulative average rate of development being about 2%, rather than 20%, in formulating your view. Tell us how your rationale for the current outlook differs from each of the past five years, why your current development plans would be more reliable than in the past, and describe any enhancements in your ability to adhere to the plans.

RESPONSE:

We acknowledge the Staff’s comment. Jones Walker LLP, our outside counsel, has submitted under separate cover on electronic media pursuant to a confidential treatment request under Rule 83 promulgated by the Commission, the development plans that we had adopted for the proved reserves as of December 31, 2020, as provided to our auditor and referenced in its report, and our full year end December 31, 2020 reserves report prepared by Cawley, Gillespie & Associates, our third party engineer. We have been informed by our third party engineer that, in preparing its report, it relied upon the development plan provided to our auditors and other materials provided by PEDEVCO, information in our public filings, our historical fundraising ability, and statements from officers of PEDEVCO, rather than a single document evidencing financing availability and development success. We have provided the same materials provided to our third party engineer under the separate cover letter and on electronic media.

PEDEVCO believes that it has complied with Rules 4-10(a)(24) and 4-10(a)(26) by having a reasonable expectation that financing will be available to develop all of the proved reserved within five years of their initial booking.

We maintain a five-year development plan that is updated and approved annually and reviewed quarterly by our executive team and our independent outside reserve engineering consultant with input from our internal engineering and professional staff. During the annual review of our development plan, if we determine, based upon information that was not known when we made our final investment decision, that a proved location is not reasonably certain to be drilled within five years of initial booking, we remove that location from our proved reserves. Our year end proved reserve estimates are prepared by our independent reserve engineering firm, Cawley, Gillespie & Associates. Cawley reviews the technical merits, including financial, engineering and geological, of all proved reserves in our development plan in connection with the preparation of its reserve report to ensure compliance with the Commission’s rules and regulations regarding proved undeveloped reserve bookings.

In order to develop our proved reserves within five years of their initial booking in 2018, we initially expected costs of $200.4 million to develop 86 wells (excluding two water facility upgrades) (the “2018 Wells”), as well as other investments in proved developed non-producing assets to make them productive.

In 2018 and 2019, we focused on delineating the New Mexico assets, refining our development plan and planning full scale development through 2023. In 2018 and 2019, we drilled nine of the 2018 Wells in our development plan, making capital expenditures of $30.0 million in 2018 and $42.9 million in 2019.

In 2020, the COVID-19 pandemic substantially halted all development efforts, although we made capital expenditures of $5.9 million.

At the end of 2020, we revised our development plan to account for, among other things, results of our delineation efforts and technical work that provided us with updated type curves, geological information and offset well performance. We also took into account pricing changes and focused on wells with the highest remaining oil in place.

Our revised development plan reduced the number of 2018 Wells planned to be developed to 33, all of which are planned to be completed by 2023 (within five years of initial booking of the 2018 Wells). Furthermore, at the end of 2019, we booked proved undeveloped reserves associated with ten new wells (the “2019 Wells”), which were booked based on updated geological work and offset performance, all of which are planned to be completed by 2024 (within five years of initial booking of the 2019 Wells).

Under our revised development plan, as reflected in the reserve report, as of December 31, 2020 we plan to spend $131.4 million through 2024 to develop 43 wells (excluding two water facility upgrades), all within five years of their respective initial booking.

As reflected in PEDEVCO's reserve report and consistent with its development plan, giving effect to offsetting revenue (and deducting production taxes, ad valorem taxes, operating expense and other costs and expenses), PEDEVCO’s development plan results in cash used in the aggregate of approximately $15.0 million through 2024. In addition to development costs, PEDEVCO expects approximately $4.0 million annually in general and administrative expenses (“G&A”) through 2024.

PEDEVCO believes that it has a reasonable certainty, within the meaning of Rule 4-10(a)(24) of Regulation S-X, of obtaining the financing and proceeding with development as scheduled. PEDEVCO has a large portion of these funds currently available through cash on hand ($19.2 million of the estimated $31.0 million of development costs and G&A through 2024). PEDEVCO believes it will be able to supplement cash on hand as needed with asset sales, private and public offerings, credit availability and financial support from SK Energy LLC, our majority shareholder (“SK Energy”).1 Each these financing sources, and the basis of their availability, are discussed below:

●
Cash on Hand: As of March 31, 2021, PEDEVCO had cash on hand of $18.5 million, and, as of the date of this letter has approximately $19.2 million currently on hand which can be used for development purposes. Accordingly, a significant portion ($19.2 million) of the expected $15.0 million (or $31.0 million including G&A) needed prior to 2024 is presently available.

●
Asset Sales: PEDEVCO has disposed of assets in the ordinary course of business, the proceeds of which can be used to fund development. For example, in March of 2019, PEDEVCO received $1.2 million in cash proceeds from the sale of certain oil and gas properties located in Colorado. Additionally, in March 2021, PEDEVCO received $1.9 million in cash proceeds from the sale of certain oil and gas assets located in Colorado.

●
Private and Public Securities Offerings: PEDEVCO has demonstrated an ability to successfully engage in private and public offerings of securities to raise proceeds. For example, in May 2019 PEDEVCO raised $3.0 million through the private issuance of common stock, in September 2019 PEDEVCO raised $12.0 million through the private issuance of common stock, and in February 2021 PEDEVCO raised $9.0 million through a public offering of common stock.

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1 The future development costs of $141 million noted by the Staff (rather than the immediately preceding amounts) represent the discounted investment costs associated with our proved reserves from 2021 through 2039, as reflected in the report of our third party reserve engineer. This amount includes expenditures beyond that necessary to develop our proved reserves, such as plugging and abandonment costs, costs for rod pump installations (expected in 2024 and 2025), and water facility upgrades (expected in 2028).

●
Credit Availability: While PEDEVCO does not currently have a term loan or credit facility, PEDEVCO’s assets are unencumbered, and as such, believes it would be able to obtain a term loan or credit facility on commercially reasonable terms. From time to time, members of PEDEVCO’s management consult with financial institutions and lenders regarding credit availability. While PEDEVCO has ultimately determined not to seek financing at this time due to availability of other financing sources, it believes it would be able to obtain a reserve based credit facility or term loan that could be used for development purposes with borrowing availability in the range of $20 million to $30 million based on PEDEVCO’s current producing asset base.

●
SK Energy: SK Energy has a history of financially sponsoring PEDEVCO. In June 2018, with the assistance of SK Energy, PEDEVCO consummated a transformative debt restructuring and management change wherein PEDEVCO satisfied approximately $78.3 million in outstanding liabilities in exchange for a $7.7 million convertible note investment made by SK Energy. In connection with the restructuring, SK Energy acquired over 50% ownership of PEDEVCO through the purchase of Series A Preferred Stock held by a creditor, which subsequently converted to common stock. SK Energy subsequently converted the $7.7 million convertible note into additional common stock in March 2019.

Subsequent to the June 2018 debt restructuring and change in control, in August 2018, PEDEVCO acquired its New Mexico assets for a cash purchase price of $21.3 million, which was financed through the issuance of $23.6 million in convertible notes (including $22.0 million purchased by SK Energy). In March 2019, all $23.6 million of the convertible notes converted into common stock.

In October 2018, PEDEVCO borrowed an additional $7.0 million from SK Energy through the issuance of a convertible note, which was converted into common stock in February 2019.

In January 2019, PEDEVCO borrowed an additional $15.0 million from SK Energy through the issuance of a convertible note, all of which was converted into common stock in February 2019.

In May 2019, PEDEVCO raised $15.0 million through the issuance of common stock to SK Energy.

In September 2019, PEDEVCO raised $13.0 million through the issuance of common stock to SK Energy.

Accordingly, PEDEVCO believes that cash on hand, supplemented as needed with proceeds from asset sales, private and public offerings, credit availability and financial sponsorship from SK Energy will be sufficient to finance the future development of our proved reserves in compliance with Rule 4-10(a)(26) of Regulation S-X. Moreover, PEDEVCO calculates that the probability it would obtain needed financing and proceed with the development of all of the proved reserves that it booked within five years of their initial booking is greater than 90%.

PEDEVCO has considered its historical rate of development in formulating its development plan, and is aware that its estimated development rate for the remainder of 2021, 2022, 2023 and 2024 is higher than its historical rate. PEDEVCO acquired its New Mexico asset in late August 2018 and promptly commenced analysis for future development on this new asset base. In 2018 and 2019, PEDEVCO focused on delineating the New Mexico asset by drilling and completing nine horizontal wells, refining its development plan and planning full scale development through 2023. Accordingly, 2018 and 2019 saw a lower development rate as PEDEVCO was seeking to better define the asset and identify well sites for full development. In 2020, the COVID-19 pandemic substantially halted all development efforts, resulting in a lower development rate. PEDEVCO resumed development efforts in late 2020 and early 2021, and is currently ramping up to resume full field development commencing in late 2021 through 2024. Accordingly, due to the circumstances above, PEDEVCO believes that the rate of development over the remainder of 2021, as well as 2022, 2023 and 2024, will exceed historical rates.

3.
If you are able to support the requisite level of confidence, explain how you propose to clarify the disclosures on pages 70 and 96, which appear to emphasize uncertainty as to whether you will complete your development plans as scheduled, i.e. stating that you "may choose to delay or extend the drilling program and associated capital expenditures" if market conditions are not conducive, indicating that you plan to convert the remaining undeveloped reserves by 2025, rather than 2023, and the qualifier "...provided that we are able to obtain adequate funding and capital over the time period."

If your proved undeveloped reserves do not fully meet the prescribed definitions referenced above, as well as Rule 4-10(a)(31) of Regulation S-X, please submit the revisions that would be necessary to conform with these requirements, and address the implications for impairment testing under FASB ASC 360-10-35-34 and FASB ASC 932-360-35.

To the extent that you are able to support the continued disclosure of proved undeveloped reserves, you should also disclose the extent of these reserves that are scheduled for development in each of the next three years, along with the associated capital expenditures for each period. We believe that you would need to describe the reasons for any material deviations from your development plans in subsequent reports, and address the implications for impairment testing and reporting proved reserves.

RESPONSE:

We acknowledge the Staff’s comment. These disclosures were intended to reflect uncertainty about possible future changes in circumstances and not uncertainty about drilling plans or adherence to the definitions in Rule 4-10(a) of Regulation S-X. In future filings, we will remove the language regarding uncertainty, and will clarify that the proved undeveloped reserves are scheduled to be developed within five years of their initial booking. Furthermore, we confirm that at December 31, 2020, there were no proved reserves scheduled for development beyond five years from initial booking.

PEDEVCO has not historically provided forward looking guidance on the specific amount of reserves that are scheduled for development in each upcoming year, nor has PEDEVCO provided specific dollar amounts of capital expenditures by year, as we may increase or decrease the actual amount of capital expenditures and development pace from period to period (but not beyond five years from initial booking) due to a variety of factors, such as commodity pricing and development results.

In future filings, PEDEVCO proposes to disclose the timeline associated with development of its proved undeveloped reserves, and the aggregate capital expenditures associated with that period, in the following format:

“We expect to spend an aggregate of $            developing proved undeveloped reserves through December 31, [2024] 2. All proved undeveloped reserves are scheduled to be developed within five years of initial booking. We expect to fund these development costs with cash from operations and cash on hand, supplemented as needed by proceeds from asset sales, private and public offerings, credit availability and financial sponsorship from SK Energy.”

In the event there are any material deviations from our development plans, we will describe the reasons for the deviations and the implications for impairment testing and reporting of proved reserves.

*             *            *            *            *

If you have any questions concerning our response, please contact me at (713) 221-1768.

Very truly yours,

PEDEVCO Corp.

By:	/s/ Paul Pinkston
Name:	Paul Pinkston
Title:	Principal Financial Officer

cc:
Karl Hiller (U.S. Securities and Exchange Commission)

Doug Schick (PEDEVCO Corp.)

Clark Moore (PEDEVCO Corp.)
Arvind Krishna (PEDEVCO Corp.)
Audit Committee of PEDEVCO Corp.
Todd Brooker (Cawley, Gillespie & Associates)
David Grossman (Marcum LLP)
David Dyer (Marcum LLP)
Clint Smith (Jones Walker LLP)

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2 Date to reflect three-year period going forward.